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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8 )*

Pacific Internet Limited
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
Y66183107
(CUSIP Number)
Khaw Kheng Joo
MediaRing Ltd
750A Chai Chee Road
#05-01 Technopark @ Chai Chee
Singapore 469001
Telephone: (65) 6441-1213
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
With Copies to:

Michael W. Sturrock
Latham & Watkins LLP
80 Raffles Place
#14-20 UOB Plaza 2
Singapore 048624
(65) 6536-1161

October 31, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SIGNATURE
EXHIBIT INDEX
Ex-99.1 Press release by MediaRing dated October 31, 2006.
Ex-99.2 Announcement by MediaRing dated October 31, 2006.

CUSIP No.	Y66183107	Page	2	of	5

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
MediaRing Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Republic of Singapore

	7	SOLE VOTING POWER:

NUMBER OF		4,056,163 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		—

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,056,163 shares

WITH	10	SHARED DISPOSITIVE POWER:

—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,056,163 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.64% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Page 3 of 5 Pages
This Amendment No. 8 amends the Schedule 13D previously filed by MediaRing Ltd (“MediaRing”) with the Securities and Exchange Commission (“SEC”) on July 21, 2006, as amended by Amendment Nos. 1, 2, 3, 4, 5, 6 and 7 to the Schedule 13D filed by MediaRing with the SEC on July 24, 2006, September 19, 2006, September 21, 2006, September 27, 2006, October 4, 2006, October 11, 2006 and October 20, 2006, respectively (as amended, the “Statement”), with respect to the ordinary shares (the “Ordinary Shares”) of Pacific Internet Limited (the “Company”), a company organized and existing under the laws of the Republic of Singapore. The Ordinary Shares are the only class of shares issued and outstanding by the Company. The address of the Company’s principal executive offices is 89 Science Park Drive, #02-05/06, The Rutherford, Singapore 118261.

Item 4.	Purpose of Transaction
Item 4 is hereby amended and supplemented as follows:
     On October 26, 2006, Institutional Shareholder Services issued an analysis recommending that shareholders of the Company vote in favor of the election of MediaRing’s nominee director, Mr. Koh Boon Hwee to the Company’s Board of Directors, and against both nominees of Vantage Corporation Limited. MediaRing’s press release relating to the above-mentioned analysis is attached hereto as Exhibit 99.1, and incorporated by reference herein.
     On October 31, 2006, MediaRing announced that the Company received approval from the Info-communications Development Authority of Singapore on the appointment of MediaRing’s second nominees its Chairman, Mr. Walter J. Sousa to the Board of the Company. MediaRing’s announcement is attached hereto as Exhibit 99.2, and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits
     Exhibit 99.1 Press release by MediaRing dated October 31, 2006.
     Exhibit 99.2 Announcement by MediaRing dated October 31, 2006.

Page 4 of 5 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: October 31, 2006

MediaRing Ltd
By	/s/ Khaw Kheng Joo
Name:	Khaw Kheng Joo
Title:	Director and Chief Executive Officer

Page 5 of 5 Pages
EXHIBIT INDEX
     Exhibit 99.1 Press release by MediaRing dated October 31, 2006.
     Exhibit 99.2 Announcement by MediaRing dated October 31, 2006.